Exhibit 99.1

Bilibili Inc. Announces Third Quarter 2018 Financial Results

SHANGHAI, November 20, 2018 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI), a leading online entertainment platform for young generations in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial and Operational Highlights:

•                  Total net revenues 1 reached RMB1,078.8 million (US$157.1 million), a 48% increase from the same period in 2017.

•                  Net loss was RMB246.1 million (US$35.8 million) and net loss margin was 23%, compared to net loss of RMB14.6 million and net loss margin of 2% in the same period in 2017.

•                  Adjusted net loss2 was RMB202.7 million (US$29.5 million) and adjusted net loss margin2 was 19%, compared to adjusted net loss of RMB2.9 million and adjusted net loss margin of 0.4% in the same period in 2017.

•                  Average monthly active users (MAUs) reached 92.7 million, mobile MAUs reached 80.0 million, representing increases of 25% and 33% from that of the same period in 2017, respectively.

•                  Average monthly paying users reached 3.5 million, a 202% increase from the same period in 2017. Average monthly paying users for mobile games reached 0.9 million, a 23% increase from the same period in 2017.

“Our growing library of diverse content continues to attract new members driving growth throughout our business,” said Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “During the quarter and in recent months, we have enhanced and expanded our content through our robust PUGV ecosystem and a number of cooperation agreements. In October, we have entered into a strategic collaboration with Tencent to extend our partnership in anime projects as well as to jointly operate more Tencent games. Meanwhile, our community is flourishing with a higher-than-ever level of user engagement, leading to a remarkable increase in time spent per DAU to 85 minutes, compared to 75 minutes in the preceding quarter. Looking ahead, we will continue to raise the bar for content quality and improve user experience, solidifying our position as the leading entertainment platform for young generations in China.”

“For the third quarter, our total revenues increased 48% year-over-year reaching RMB1.1 billion,” said Mr. Sam Fan, Chief Financial Officer of Bilibili. “As our commercialization strategy progresses, we are seeing a more balanced revenue mix with increased revenue contribution from advertising and live broadcasting and value-added services streams. The number of paying users more than tripled in just one year to 3.5 million in the third quarter, demonstrating our heightened monetization potential. We are excited to discover the opportunities that reside within our growing community and the online entertainment industry being shaped by Generation Z.”

Third Quarter 2018 Financial Results

Total net revenues. Total net revenues increased to RMB1,078.8 million (US$157.1 million), representing an increase of 48% from the same period of 2017.

Mobile games. Revenues from mobile games increased to RMB744.0 million (US$108.3 million), representing an increase of 24% from the same period of 2017. The increase was primarily due to the increased number of paying users for mobile games.

Live broadcasting and Value-added services (VAS). Revenues from live broadcasting and VAS increased to RMB169.4 million (US$24.7 million), representing an increase of 292% from the same period of 2017, mainly attributable to the Company’s enhanced monetization efforts, particularly led by the increasing number of paying users for the live broadcasting services as well as the premium membership program.

Advertising. Revenues from advertising increased to RMB137.3 million (US$20.0 million), representing an increase of 179% from the same period of 2017. This increase was primarily attributable to additional revenue from brand advertising and performance-based advertising that the Company started to launch from the fourth quarter of 2017.

Other revenues. Other revenues were RMB28.1 million (US$4.1 million), representing a decrease of 20% from the same period of 2017, primarily attributable to the spinoff of Bilibili’s offline events-related business in the fourth quarter of 2017, partially offset by the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues increased by 60% to RMB884.2 million (US$128.7 million), compared to RMB553.0 million in the same period of 2017. Revenue-sharing cost, a key component of cost of revenues, was RMB445.2 million (US$64.8 million), representing an increase of 68% from the same period in 2017.

Gross profit. Gross profit increased to RMB194.6 million (US$28.3 million), representing an increase of 11% from the same period of 2017.

Total operating expenses. Total operating expenses increased to RMB453.6 million (US$66.1 million), representing an increase of 120% from the same period of 2017.

Selling and marketing expenses. Selling and marketing expenses were RMB196.8 million (US$28.7 million), representing a 163% increase year-over-year. The increase was primarily attributable to the increased channel and marketing expenses associated with Bilibili’s app and brand, including offline events, as well as promotional expenses for the Company’s mobile games during the summer holidays and an increase in headcount in selling and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB110.6 million (US$16.1 million), representing a 93% increase year over year. The increase was primarily due to increased headcount in general and administrative personnel and increased share-based compensation expenses.

Research and development expenses. Research and development expenses were RMB146.2 million (US$21.3 million), representing a 96% increase year over year. The increase was primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

Loss from operations. Loss from operations was RMB259.0 million (US$37.7 million), compared to a loss of RMB31.9 million in the same period of 2017.

Income tax expense. Income tax expense was RMB11.4 million (US$1.7 million), compared to RMB2.3 million in the same period of 2017.

Net loss. Net loss was RMB246.1 million (US$35.8 million) for the third quarter of 2018, compared to RMB14.6 million in the same period of 2017.

Adjusted net loss.2 Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisition, was RMB202.7 million (US$29.5 million) compared to RMB2.9 million in the same period of 2017.

Basic and diluted EPS and Adjusted basic and diluted EPS 2. Basic and diluted net loss per share were RMB0.88 (US$0.13), compared to RMB1.20 in the same period of 2017. Adjusted basic and diluted net loss per share were RMB0.72 (US$0.10), compared to RMB1.03 in the same period of 2017.

Cash and cash equivalents and time deposits. As of September 30, 2018, the Company had cash and cash equivalents, as well as time deposits of RMB2.87 billion (US$418.2 million), compared to RMB764.8 million as of December 31, 2017.

Recent Development

On October 3, 2018, the Company and Tencent Holdings Limited (“Tencent”) entered into a share purchase agreement. Pursuant to the agreement, Tencent subscribed for 25,063,451 newly issued Class Z ordinary shares of the Company at a purchase price of US$12.67 per Class Z ordinary share, which was equivalent to US$12.67 per American Depositary Share (“ADS”). The deal was closed on October 10, 2018, and the Company received a total consideration of approximately US$317.6 million. Upon the closing, Tencent beneficially owned, considering any existing holding, approximately 12% of the Company’s total issued shares.

Outlook

For the fourth quarter of 2018, the Company currently expects net revenues to be between RMB1.04 billion and RMB1.08 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

1 The Company has adopted ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, using the modified-retrospective transition approach beginning January 1, 2018. The adoption did not have a significant impact on the Company’s operating results for the three months and nine months ended September 30, 2018 and comparable periods.

2 Adjusted net loss, adjusted net loss margin and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on November 20, 2018 (9:00 AM Beijing/Hong Kong time on November 21, 2018).

Dial-in details for the earnings conference call are as follows:

United States:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	+800-906-601
China:	400-620-8038
Conference ID:	5480249

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Bilibili Inc.”

Additionally, a live and archived webcast of the conference call and investor presentation will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call through November 27, 2018, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	+800-963-117
China:	400-632-2162
Replay Access Code:	5480249

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss margin and adjusted net loss per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisition, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8680 to US$1.00, the exchange rate on September 28, 2018 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6201

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2018	2018	2017	2018
	RMB	RMB	RMB	RMB	RMB

Net revenues:
Mobile games	600,103	791,013	743,980	1,440,754	2,223,489
Live broadcasting and VAS	43,234	118,614	169,441	122,817	383,819
Advertising	49,156	95,863	137,266	119,412	303,573
Others	35,207	21,052	28,149	51,753	62,505
Total net revenues	727,700	1,026,542	1,078,836	1,734,736	2,973,386
Cost of revenues	(552,984)	(775,858)	(884,207)	(1,361,230)	(2,314,992)
Gross profit	174,716	250,684	194,629	373,506	658,394

Operating expenses:
Selling and marketing expenses	(74,902)	(127,764)	(196,843)	(167,667)	(403,501)
General and administrative expenses	(57,213)	(97,940)	(110,605)	(174,975)	(311,102)
Research and development expenses	(74,496)	(131,898)	(146,201)	(193,109)	(384,005)
Total operating expenses	(206,611)	(357,602)	(453,649)	(535,751)	(1,098,608)
Loss from operations	(31,895)	(106,918)	(259,020)	(162,245)	(440,214)

Other income:
Investment income/(loss), net	11,378	818	(4,951)	15,383	21,327
Interest income	354	19,833	21,684	687	42,359
Exchange gains	668	10,669	2,162	7,328	2,864
Other, net	7,234	7,697	5,400	12,884	16,409
Total other income	19,634	39,017	24,295	36,282	82,959
Loss before income tax	(12,261)	(67,901)	(234,725)	(125,963)	(357,255)
Income tax	(2,324)	(2,405)	(11,363)	(6,463)	(16,942)
Net loss	(14,585)	(70,306)	(246,088)	(132,426)	(374,197)
Accretions to preferred shares redemption value	(68,378)	(1,408)	—	(190,636)	(64,605)
Deemed dividend in connection with repurchase of preferred shares	—	—	—	(129,244)	—
Net loss attributable to noncontrolling interests	—	350	1,149	—	2,449
Net loss attributable to the Bilibili Inc.’s shareholders	(82,963)	(71,364)	(244,939)	(452,306)	(436,353)

Net loss per share, basic	(1.20)	(0.26)	(0.88)	(6.45)	(2.10)
Net loss per ADS, basic	—	(0.26)	(0.88)	—	(2.10)
Net loss per share, diluted	(1.20)	(0.26)	(0.88)	(6.45)	(2.10)
Net loss per ADS, diluted	—	(0.26)	(0.88)	—	(2.10)
Weighted average number of ordinary shares, basic	69,336,926	273,886,172	278,836,754	70,141,322	208,120,682
Weighted average number of ADS, basic	—	273,886,172	278,836,754	—	208,120,682
Weighted average number of ordinary shares, diluted	69,336,926	273,886,172	278,836,754	70,141,322	208,120,682
Weighted average number of ADS, diluted	—	273,886,172	278,836,754	—	208,120,682

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2018	2018	2017	2018
	RMB	RMB	RMB	RMB	RMB

Share-based compensation expenses included in:
Cost of revenues	2,659	7,555	6,919	5,627	23,154
Selling and marketing expenses	954	2,473	2,588	2,729	8,609
General and administrative expenses	4,028	30,296	23,794	39,031	87,605
Research and development expenses	2,996	9,490	9,040	7,546	26,406
Total	10,637	49,814	42,341	54,933	145,774

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	September 30,
	2017	2018
	RMB	RMB

Assets
Current assets:
Cash and cash equivalents	762,882	2,408,106
Time deposits	1,960	463,794
Accounts receivable, net	392,942	394,001
Receivables due from related parties	29,660	5,354
Prepayments and other current assets	477,265	799,444
Short-term investments	488,391	611,947
Total current assets	2,153,100	4,682,646
Non-current assets:
Property and equipment, net	186,418	320,718
Production cost	20,796	73,207
Intangible assets, net	426,292	1,089,455
Goodwill	50,967	468,807
Long-term investments	635,952	1,003,275
Total non-current assets	1,320,425	2,955,462
Total assets	3,473,525	7,638,108
Liabilities
Current liabilities:
Accounts payable	596,507	1,049,537
Salary and welfare payables	148,605	199,351
Taxes payable	24,992	28,943
Deferred revenue	572,848	836,535
Accrued liabilities and other payables	49,318	445,254
Amount due to related parties	5,724	29,363
Total current liabilities	1,397,994	2,588,983
Total liabilities	1,397,994	2,588,983

Total mezzanine equity	4,015,043	—

Total Bilibili Inc.’s shareholders’ (deficit)/equity	(1,939,512)	4,910,420
Noncontrolling interests	—	138,705
Total shareholders’ (deficit)/equity	(1,939,512)	5,049,125

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,473,525	7,638,108

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

All amounts in thousands, except for share and per share data

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2018	2018	2017	2018
	RMB	RMB	RMB	RMB	RMB

Net loss	(14,585)	(70,306)	(246,088)	(132,426)	(374,197)
Add:
Share-based compensation expenses	10,637	49,814	42,341	54,933	145,774
Amortization expense related to intangible assets acquired through business acquisition	1,022	1,022	1,022	1,514	3,066
Adjusted net loss	(2,926)	(19,470)	(202,725)	(75,979)	(225,357)

Net loss attributable to the Bilibili Inc.’s shareholders	(82,963)	(71,364)	(244,939)	(452,306)	(436,353)
Add:
Share-based compensation expenses	10,637	49,814	42,341	54,933	145,774
Amortization expense related to intangible assets acquired through business acquisition	1,022	1,022	1,022	1,514	3,066
Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(71,304)	(20,528)	(201,576)	(395,859)	(287,513)
Adjusted net loss per share, basic	(1.03)	(0.07)	(0.72)	(5.64)	(1.38)
Adjusted net loss per ADS, basic	—	(0.07)	(0.72)	—	(1.38)
Adjusted net loss per share, diluted	(1.03)	(0.07)	(0.72)	(5.64)	(1.38)
Adjusted net loss per ADS, diluted	—	(0.07)	(0.72)	—	(1.38)
Weighted average number of ordinary shares, basic	69,336,926	273,886,172	278,836,754	70,141,322	208,120,682
Weighted average number of ADS, basic	—	273,886,172	278,836,754	—	208,120,682
Weighted average number of ordinary shares, diluted	69,336,926	273,886,172	278,836,754	70,141,322	208,120,682
Weighted average number of ADS, diluted	—	273,886,172	278,836,754	—	208,120,682